Exhibit 99.1

N E W S R E L E A S E

Core Gaming, Inc. Enters Into Arrangement With Fire Rhino Studios

Vancouver, B.C. – March 25, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”) announced today that Core Gaming, Inc. (“Core Gaming”) who it recently signed definitive merger agreement with, has entered into an arrangement with Fire Rhino Studios (“Fire Rhino”). The arrangement will see Core Gaming and Fire Rhino cooperate on a research and development initiative to create and market games in a niche market of casual gaming.

Fire Rhino is a studio specializing in casual puzzle games. Known for its innovative design and extensive expertise, it has achieved significant success in card and sorting games. Fire Rhino has made a name for itself with standout titles that include Solitaire Aces and Block Sort Temple.

Aitan Zacharin, CEO of Core Gaming, to this added, “We are pleased to announce our arrangement with Fire Rhino, a top tier studio that has a reputation for crafting gaming experiences that are both entertaining and thought-provoking. By combining fun gameplay with strategic depth we intend to launch new titles that will challenge players to think critically while having a great time. We look forward to a successful arrangement and producing fresh and engaging games.”

About Core Gaming, Inc. and Siyata Mobile Inc.

Core Gaming, Inc. is an international AI driven mobile gaming developer and publisher headquartered in Miami, Florida. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core Gaming’s mission is to be the leading global AI driven gaming company. Since our launch, we have developed and co-developed over 2,000 games, driven over 600 million downloads, and generated a global footprint of over 40 million users from over 140 countries. Visit www.coregaming.co to learn more.

Core Gaming previously announced signing of a definitive merger agreement with Siyata Mobile, Inc., which is currently subject to regulatory approval(s) and satisfaction of customary closing conditions.

Siyata’s common shares trade on the Nasdaq Capital Market, LLC under the symbol “SYTA”, and its warrants under the symbol “SYTAW”. Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

- END -